Filed by Petra Acquisition, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Petra Acquisition, Inc.

(Commission File No.: 000-39603)

Revelation Biosciences Inc. Engages Destum Partners Inc. to Identify a Strategic Partners

for REVTx-99 (Ex-US) and REVTx-200 (Worldwide)

-Anti-viral nasal drop REVTx-99 has potential to broadly prevent or treat respiratory infections including influenza, SARS-CoV-2, rhinovirus, RSV and pneumonia-

-Intranasal immunomodulator, REVTx-200, would be used in combination with an intramuscular vaccination for more complete immunity-

San Diego, CA – October 25, 2021 – Revelation Biosciences Inc. (Revelation), a clinical-stage life sciences company that is focused on the development of immunologic-based therapies for the prevention and treatment of disease, announced today that it engaged Destum Partners Inc. to assist in finding an Ex-US development partner for its therapeutic product candidate REVTx-99, and development partner(s) worldwide for its therapeutic product candidate REVTx-200. Both products are designed for the prevention and treatment of respiratory viral infections.

REVTx-99, the lead therapeutic candidate, is a broad anti-viral nasal drop solution that can be used to prevent or treat respiratory viral infections, including Influenza A, Influenza B, parainfluenza, rhinovirus, respiratory syncytial virus (RSV) and SARS-CoV-2 including its variants. REVTx-99 works by boosting the body’s innate immune system, potentially preventing the user from becoming infected or potentially reducing the severity of early infections. REVTx-99 is also being developed for the treatment chronic nasal congestion. Revelation plans to start a phase 1 proof of concept allergen-challenge study, which is intended to support the chronic nasal congestion program in the fourth quarter of 2021, and a Phase 2 viral challenge study in the first quarter of 2022.

REVTx-200 is an intranasal immunomodulator adjunct to be used in combination with an intramuscular vaccination for more complete immunity. REVTx-200 is based on the same technology used in REVTx-99.

“The expertise, experience and success of the Destum Partners’ team made this an easy decision,” said James Rolke, Chief Executive Officer of Revelation. “With their strategy, vision and robust global network, we anticipate Detsum Partners will help us find the right partners to get our therapeutics to the people who need them.”

Matt Vanderberg, Managing Director and Partner, Destum Partners added, “The products Revelation Biosciences are developing have the potential to change the way we prevent, treat and experience respiratory viruses. The Revelation Bioscience team brings to bear significant drug development experience and is well suited to position their industry knowledge to successfully develop their promising and intriguing pipeline. We look forward to working with the Revelation Biosciences’ team to identify the right partners to commercialize RVTx-99 and RVTx-200 for the benefit of patients globally.”

The Need for Prevention and Treatment of Respiratory Infections

In 2019, lower respiratory tract infections (LRTIs), including pneumonia and bronchiolitis, affected 489 million people globally. And, during the 2019-2020 season, the CDC estimates that influenza was associated with 38 million illnesses, 18 million medical visits, 405,000 hospitalizations, and 22,000 deaths.

The burden of respiratory infections on the healthcare system and economy is significant, with respiratory infections leading to more doctor visits and absences from school and work than any other illness. In addition, recent studies suggest a troubling increase in deaths from these viruses.

For more information on Revelation, please visit www.RevBiosciences.com.

About REVTx-99

REVTx-99 is a proprietary intranasal drop formulation in development for the prevention or treatment of respiratory viral infection and is broadly applicable to most infectious viruses including Influenza A, Influenza B, parainfluenza, rhinovirus, respiratory syncytial virus (RSV), SARS-CoV-2 and its variants. The active ingredient in REVTx-99 stimulates the nasal (mucosal) innate immune system via interaction with Toll-like Receptor 4 (TLR4) to produce protective cytokines including interferons and interferon related proteins. These protective cytokines work in concert to blunt the ability of an invading virus to proliferate and survive. Phase 1 data showed REVTx-99 to be well-tolerated and to significantly increase intranasal protective cytokines.

In addition, to viral infection, REVTx-99 is also being developed for preventing and treating chronic nasal congestion due to allergies. REVTx-99 significantly upregulates the cytokine IP10 which binds to the same receptor (CCR3) as eotaxin, preventing eotaxin from recruiting eosinophils, thereby reducing recruitment of Th2 cells, and attenuating the allergic response.

About REVTx-200

REVTx-200 is an intranasal immunomodulator adjunct to be used in combination with an intramuscular vaccination for more complete immunity. Vaccines work by eliciting the production of antibodies via the adaptive immune response. Most vaccines are given intramuscularly and result in a strong systemic immune response (IgG antibodies), but weak mucosal (e.g. the nasal passages) immune response (IgA antibodies). Since most respiratory viruses enter through the nose, the effectiveness of vaccines may be improved if they produce both systemic and mucosal immunity. It is believed that REVTx-200 will stimulate the production of local intranasal (mucosal) cytokines that will result in the trafficking of activated systemic immune cells (e.g. T and B cells) into the mucosal space resulting in more complete immunity.

REVTx-200 is based on the same technology used in REVTx-99. In a Phase 1 study REVTx-99 stimulated the production of numerous protective cytokines and chemokines including cytokines and chemokines that actively recruit the adaptive immune response which suggests the mechanism described above is plausible.

About Revelation Biosciences Inc.

Revelation Biosciences, Inc. is a clinical stage life sciences company focused on the development of immunologic-based therapies for the prevention and treatment of disease. Revelation has several product candidates in development. REVTx-99, the lead therapeutic candidate, is an intranasal immunomodulator to prevent or treat infections caused by various respiratory viruses such as SARS-CoV-2 including its variants, influenza A and B, parainfluenza, rhinovirus, and RSV. REVTx-99 is also being developed for other indications such as: allergic rhinitis and chronic nasal congestion. REVTx-200 is an intranasal immunomodulator adjunct to be used in combination with an intramuscular vaccination for more complete immunity. REVTx-200 is based on the same technology used in REVTx-99. In addition to Revelation’s therapeutic pipeline, Revelation is also developing REVDx-501, a rapid home use diagnostic that can be used to detect any respiratory viral infection, regardless of virus type or strain, without the need for specialized instrumentation.

Revelation recently announced that it has entered into a definitive merger agreement (Merger Agreement) with Petra Acquisition, Inc. (NASDAQ: PAICU, PAIC, & PAICW), a special purpose acquisition company, for a business combination that will result in Revelation becoming a publicly traded company (Business Combination). The merger is expected to close in Q4 2021. After the close of the merger the combined company will be listed on NASDAQ under the ticker symbol “REVB.”

For more information on Revelation, please visit www.RevBiosciences.com.

About Destum Partners, Inc.

Destum Partners, Inc. (www.destumpartners.com) is an advisory and consultancy firm specializing in the biopharmaceutical and life sciences industries. For more than 15 years, Destum Partners has worked with clients ranging in size from large, multinational Fortune 500 companies through mid-sized/early-stage companies globally completing transactions and providing customized market research and Valuations. Therapeutically agnostic, Destum Partners has completed over USD $3.5B in deal value.

About Petra Acquisition, Inc.

Petra Acquisition, Inc. (NASDAQ: PAICU, PAIC, & PAICW) is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, with an initial focus on target businesses in the healthcare or a healthcare-related industry.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the future business and financial condition of the company post-closing and expected financial impacts of the transaction, the satisfaction of closing conditions to the transaction, the level of redemptions of Petra’s public stockholders; the market opportunities for Revelation’s product candidates; and the potential for regulatory approval for Revelation’s product candidates. These forward-looking statements are generally identified by the words "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions. Forward-looking statements are statements that are not historical facts. We caution investors that forward-looking statements are based on management’s expectations and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: risks relating to the successful completion of RVL-CLR01 clinical study; the risk that we may not fully enroll our RVL-CLR01clinical study or enrollment will take longer than expected; risks relating to the occurrence of adverse safety events and/or unexpected concerns that may arise from data or analysis from our RVL-CLR01 clinical study; the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Petra or Revelation or other conditions to closing in the Merger Agreement; the inability to project with any certainty the amount of cash proceeds remaining in the Petra trust account at the closing of the transaction; the uncertainty relative to the cash made available to Revelation at the closing should any material redemption requests be made by the Petra stockholders (since the sources of cash projected in this press release assume that no redemptions will be requested by Petra stockholders); the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the Business Combination; the amount of costs related to the Business Combination; Revelation’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust fund to close the transaction; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; changes in applicable laws or regulations; the ability of Revelation to meet its post-closing financial and strategic goals, due to, among other things, competition; the ability of the company post-closing to grow and manage growth profitability and retain its key employees; the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors; risks relating to the successful development of Revelation’s product candidates; the clinical utility of an increase in intranasal IP-10 levels as a biomarker of viral infections; the ability to complete planned clinical studies of REVTx-99; expected initiation of the clinical studies, the timing of clinical data; the outcome of the clinical data, including whether the results of such study is positive or whether it can be replicated; the outcome of data collected, including whether the results of such data and/or correlation can be replicated; the timing, costs, conduct and outcome of our other clinical studies; the anticipated treatment of future clinical data by the FDA, the EMA or other regulatory authorities, including whether such data will be sufficient for approval; the success of future development activities for REVTx-99 and expanded indications, REVTx-200, REVDx-501, or any other product candidates; potential indications for which product candidates may be developed; the potential impact that COVID-19 may have on Revelation’s suppliers, vendors, regulatory agencies, employees and the global economy as a whole; the expected duration over which Revelation’s balances will fund its operations; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by Petra.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Important Information and Where to Find It

In connection with the proposed Business Combination described herein, Petra has filed relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, will file a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, Petra will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF PETRA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT PETRA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PETRA, REVELATION AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Petra with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Petra and its directors and executive officers may be deemed participants in the solicitation of proxies from Petra’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Petra will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Petra’s directors and executive officers and their ownership of Petra common stock is set forth in Petra’s prospectus, dated October 7, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Revelation and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Petra in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Company Contacts

Sandra Vedrick

Vice President, Investor Relations & Human Resources

Revelation Biosciences Inc.

Email: svedrick@revbiosciences.com

and

Chester Zygmont, III

Chief Financial Officer

Revelation Biosciences Inc.

Email: czygmont@revbiosciences.com

Media contact:

Kristin Faulder

kristin@heurisay.com